EXHIBIT 3

Osmium Partners Demands Action at Spark Networks to Maximize Shareholder Value

Dear Board Members,

Osmium Partners beneficially owns 6.7% of Spark Networks’ common stock. We are writing to express our concern in two areas that we believe are adversely affecting the Company’s public market valuation: a) substantial conflicts of interest that have and will likely continue to lead to a flawed strategic review process by the Special Committee of the Board of Directors and b) excessive management compensation that does not reflect Spark Networks’ reported financial results or stock performance over the last several years. We believe that these important issues mask the many positive attributes of Spark Networks’ business and act as impediments to shareholders realizing full value for their stock.

Given Great Hill Partners’ (“GHP”) influence on the Board’s actions and deliberations, the Board’s actions over time and the disturbing issues described below, we urge the Special Committee to 1) focus on selling the business for its full intrinsic value (which we believe is greater than $6 per share) or 2) announce its intention to remain public and enhance shareholder value through a comprehensive evaluation of management’s compensation relative to shareholder returns, revenue growth, and profitability. The Board should also renew its commitment to better capital management, including potential share repurchases and/or special dividends, and improved corporate governance.

The Special Committee is currently in the process of considering all strategic alternatives available to the Company, which was prompted by GHP’s unsolicited bid for the Company in March 2010. While we acknowledge that the Special Committee appropriately rejected GHP’s grossly inadequate and opportunistic bid, we remain convinced that independent directors will be unduly influenced by GHP to the detriment of the Company’s minority shareholders. We offer the following evidence to support this concern:

1.
On March 2, 2010, GHP, which currently holds a 48.7% voting stake in the Company, stated in a letter to the Board that “For the avoidance of doubt, please note that we have no interest in selling or otherwise disposing of any of our shares of common stock of the Company. In the event that any third party were to propose a competing transaction requiring a vote of the Company’s stockholders that the Company wished to pursue, we would oppose and vote against such competing transaction.” We believe the purpose of the above quotation from GHP is to dissuade any other third party from making a competing bid. Thus, our suggestion is that the Special Committee consider keeping the company public and realize value through the changes outlined above.

2.
Additionally, GHP’s letter stated, “Following consummation of the proposed transaction, we expect that the Company will continue to operate its business as currently conducted. We do not anticipate seeking changes in the Company’s management as a result of the transaction.” Adam Berger, the CEO, and the management team have a duty of care and loyalty to the Company and all its shareholders. However, we are concerned about management’s long standing relationship with GHP and its vested interests in keeping their jobs and generous compensation packages. If another strategic acquirer were to purchase Spark, the management team would likely not be retained. As a result, we believe that the management team is confronted with a significant conflict of interest, and we are concerned that it may not pursue all possible transactions with equal vigor.

3.
Subsequent to the filing of our 13D in March, several investors have contacted us to relate concerns about the current sale process after their conversations with Mr. Berger. For example, one investor had a call with Mr. Berger where he mentioned a public statement made by the CEO of OK Cupid (a competitor) suggesting that $3.10 was a generous offer for Spark. This investor told us that it was the first time he had ever heard a CEO talk down the value of his own company – much less during a publicly announced strategic review and rejected bid. We believe comments such as this by Mr. Berger demonstrate our concern that he may fail to honor his duty of loyalty and care to all Spark shareholders and are symptomatic of the conflict of interest inherent in Mr. Berger’s relationship with GHP.

4.
On July 14, 2010, we spoke with EasyDate’s Chairman whose company just went public with the stated goal to fund acquisitions and international growth as they attempt to win more of a global market worth an estimated £1bn. Given that Piper Jaffray (“PJC”) has been running a process on behalf of the Special Committee for the past four months to consider all strategic alternatives including the sale of Spark, we were shocked to learn that EasyDate has never been contacted. By failing to contact a legitimate partner or acquirer, our fear is that PJC is not effectively canvassing or seeking strategic alternatives from all potential buyers/partners.

In a recent proxy fight with Vitacost (Nasdaq: VITC), GHP filed an investor presentation with the SEC on May 26, 2010, discussing “the opportunity cost of shareholder inaction”, which reflects that the peer market multiple for an internet vitamin retailer was 17.7x EBITDA, and that Vitacost was undervalued by 82% given a long list of poor corporate governance issues.

The “Opportunity Cost” of Shareholder Inaction

●	Vitacost currently trades at a significant discount to its peers based on a Firm Value / CY2010E EBITDA trading multiple (8.9x vs. peer median multiple of 17.7x)

●	Assuming Vitacost were to trade at the median peer multiple of 17.7x, that would imply a share price of $17.47, which is 82.2% higher than the closing share price of $9.59 on May 24, 2010

($ in millions) Company	Share Price	Market Capitalization	Firm Value	CY2009A-10E Rev Growth	CY2010E EBITDA	Firm Value / CY2010E EBITDA
Amazon	$122.12	$54,425.4	$50,091.8	35.0%	$2,598.0	19.3	x
Vistaprint	$44.71	$1,955.5	$1,860.5	25.5%	$156.6	11.9	x
Blue Nile	$47.11	$683.3	$659.9	15.2%	$32.4	20.4	x
Vitamin Shoppe	$23.44	$632.4	$777.0	10.3%	$79.1	9.8	x
Drugstore.com	$3.16	$334.3	$318.4	16.3%	$18.0	17.7	x
Median		$683.3	$777.0	16.3%	$79.1	17.7	x
Average		$11,606.2	$10,741.5	20.5%	$576.8	15.8	x
Vitacost	$9.59	$263.6	$237.4	23.7%	$26.6	8.9	x

	Vitacost
CY’10E EBITDA	$26.6
Median Peer Multiple	17.7	x
Implied Firm Value	$471.2
Less: Debt	$(9.6)
Plus: Cash and ST investments	44.3
Plus: Option Strike Proceeds	12.3
Equity Value	$518.2
Total Fully Diluted Shares Out	29.7
Implied Share Price	$17.47
Premium to current (%)	82.2%

Source: GHP / SEC filing.

We replicated this methodology below to show investors the “opportunity cost” to them created by Spark’s current management team and board failing to focus on shareholder value.

				Firm Value/ LTM
Company	Share Price	Market Capitalization	Firm Value	EBITDAS		Revenue		EBITDAS Margin
Ancestry.com	$18.53	$787	$756	10.2	x	3.2	x	32%
EasyDate Holdings	£0.66	£49	£40	32.1	x	4.7	x	15%
Health Grades	$8.12	$242	$218	14.7	x	3.7	x	25%
Travelzoo	$15.68	$258	$226	11.8	x	2.2	x	18%
Meetic	€21.80	€497	€456	10.9	x	2.9	x	27%
Median				11.8	x	3.2	x	25%

Spark Networks	$3.35	$70	$62	5.9	x	1.4	x	24%

	Spark
LTM Adjusted EBITDAS	$10.4
Median Peer Multiple	11.8	x
Implied Firm Value	$122.0
Plus: Cash	$6.8
Plus: Real Estate Proceeds	$1.6
Equity Value	$130.3
Fully-Diluted Shares	20.9
Implied Share Price	$6.24
Premium to Current	86.2%

Alternatively, the value of Spark could be determined from the perspective of a strategic acquirer.  Given Spark’s bloated cost structure, high management compensation and public company costs, as well as potential marketing budget synergies, we believe a strategic acquirer could realize large synergies with relative ease.

	Spark
Reported EBITDA	$10.4
Plus: Public Company Costs	$1.0
Plus: Management Team Costs	$3.5
Plus: Excess Headcount Costs	$3.1
Adjusted EBITDA	$18.0
Multiple	8.0	x
Implied Firm Value	$143.7
Plus: Cash	$6.8
Plus: Real Estate Proceeds	$1.6
Equity Value	$152.0
Fully-Diluted Shares	20.9
Implied Share Price	$7.28
Premium to Current	117.2%

Source: Capital IQ and Company Press Releases. Most current EasyDate financials as of 12/31/09. Spark Networks revenue per employee is $280K vs. per group of $590K. For the analysis above, we assumed $440K in revenue per employee.

In addition to the lack of a full and fair sale process, we believe that Spark’s corporate financial performance has been poor for several years. Under this management’s leadership, net income plummeted from $9.0mn in 2007, to $4.8mn in 2008, and then to a loss of $6.4mn in 2009. This is hardly the performance one would expect or desire from leaders holding one of the best online dating brands in the industry.

Further, we estimate that Spark’s top 5 executives (the Company has not disclosed the compensation of its CIO/CLC since 2007) make approximately $3.5mn a year in total compensation and have collected approximately $12.3mn over the last 3.5 years. Over the same period, revenue declined from $65.2mn to $45.4mn, and enterprise value fell by approximately 70%. In 2009, the top 5 executives’ total compensation equated to 8% of sales and 35% of Adjusted EBITDA. Based on our research, calculating total compensation for only the top three executives, we believe the Spark Board has compensated management in the 92nd percentile of their peer group1 for delivering 39th percentile returns on a one year basis. On a longer term basis, under Mr. Berger’s leadership since taking over the business in 2007, the stock price has fallen 46%.

1 US equities with under $100mn in market cap.

It would appear that this management team is grossly overpaid for dramatic underperformance. At a minimum, we urge the Board to better align executive compensation with corporate performance and shareholder value creation.

As we explained in our letter dated March 9, 2010, we believe the future of online dating and Spark’s valuable brands are attractive.  On July 28, 2010, the CEO of Match.com, a subsidiary of InterActiveCorp (Nasdaq: IACI), stated, “The fundamentals of the business are going really well.  There are also always strategic possibilities.”  JDate and the core strategic brands are growing, generating significant amounts of cash relative to the market cap.  Therefore, we believe there is no need to sell the Company at this time for anything less than $6.00 per share. Publicly traded dating companies receive multiples of 11-32x Adjusted EBITDA versus our estimate of 5.9x for Spark operating at less than optimal efficiency. The Company has a strong balance sheet (10%+ of net cash to market cap), an untapped $25mn line of credit, and strong consistent cash flows. In fact, actions from both the Board and CEO suggest that they also believe the stock is deeply undervalued:

1.	In December 2005/June 2006, GHP purchased its 44% ownership stake at an average cost basis of $5.22.

2.	From 2007 through 2008, Spark repurchased 34% of the Company for $45mn with an average cost of $4.20 per share.

3.	In June 2008, Mr. Berger purchased 70,500 shares at $4.15 per share in the open market.

In conclusion, if a sufficient price for Spark cannot be achieved for all Spark shareholders, the Company should remain public and the Board should address the operating and compensation issues raised in this letter. Additionally, the Board should consider capital management actions such as paying out 100% of Free Cash Flow or conducting a Dutch Tender for 10-15% of the Company’s shares.

We welcome a dialogue with the members of the Special Committee to discuss our concerns regarding the Company and the performance of its management team. However, for the avoidance of doubt, we intend to pursue all avenues available to us to ensure that shareholder value is maximized and minority shareholder rights are protected.

Sincerely,

John H. Lewis
Managing Partner
Osmium Partners

DISCLAIMER

Certain factual and statistical (both historical and projected) industry and market data and other information contained herein was obtained by Osmium Partners from independent, third-party sources that it deems to be reliable. However, Osmium Partners has not independently verified any of such data or other information, or the reasonableness of the assumptions upon which such data and other information was based, and there can be no assurance as to the accuracy of such data and other information. Further, many of the statements and assertions contained herein reflect the belief of Osmium Partners, which belief may be based in whole or in part on such data and other information. Osmium Partners recognizes that there may be confidential or otherwise non-public information in the possession of the companies discussed in this letter that could lead these companies or others to disagree with Osmium Partners’ conclusions.

The analyses provided may include certain statements, assumptions, estimates and projections prepared with respect to, among other things, the historical and anticipated operating performance of the companies. Such statements, assumptions, estimates, and projections reflect various assumptions by Osmium Partners concerning anticipated results that are inherently subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes. No representations, express or implied, are made as to the accuracy or completeness of such statements, assumptions, estimates or projections or with respect to any other materials herein. Actual results may vary materially from the estimates and projected results contained herein. Osmium Partners disclaims any obligation to update this letter.

Funds and separately managed accounts managed by Osmium Partners own Spark Networks common stock. Osmium Partners manages funds that are in the business of actively trading - buying and selling - securities and other financial instruments. Osmium Partners in the future may change its investment position in Spark Networks and possibly increase, decrease, dispose of, or change the form of its investment for any or no reason.

This letter should not be considered a recommendation to buy, sell, or hold any investment. In addition, this letter is neither an offer to purchase nor a solicitation of an offer to sell any securities of Spark Networks or any of the other companies mentioned in this letter.